Exhibit (a)(5)
[US BANK LETTERHEAD]
August  , 2007
Dear Kiewit Royalty Trust Unit Holder:
     As you may know, an unsolicited tender offer has been made by MPF Senior Note Program I, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6; MacKenzie Patterson Special Fund 6-A; and Salvage Investors, LLC (collectively the “Purchasers”) to purchase up to 2,526,686 Units of the Kiewit Royalty Trust at a price of $0.60 per Unit. The Units sought by the Purchasers represent 20% of the outstanding Units of the Trust. U.S. Bank, N.A., the Trustee of the Trust, first became aware of this tender offer on July 31, 2007.
     In accordance with the rules of the Securities and Exchange Commission, we are required to make a recommendation regarding whether you should accept or reject the Purchaser’s tender offer or to state that the Trust is neutral with respect to the Purchaser’s tender offer. We have determined to not express any opinion and remain neutral with respect to the Purchaser’s tender offer, primarily because we do not have a reliable indicator of the fair value of the Units.
     However, we call your attention to the following considerations:
     •  The Purchasers’ offer price is $0.60 per Unit, less the amount of any distributions declared or made by the Trust between the July 31, 2007 Offer Date and the September 14, 2007 Expiration Date or such other date as to which the offer may be extended. We are unable to determine if the price offered by the Purchasers is fair to the holders of Units. It should be noted that the Purchasers have estimated that the liquidation value of the Trust is approximately $0.86 per Unit. However, neither the Trustee nor the Purchaser has made an independent appraisal of the coal royalties held by the Trust that are the sole source of its revenues. In addition, there are numerous uncertainties as to the timing and amounts of future royalty payments which the Trust may receive from the coal royalties. Therefore, the present value of future distributions payable by the Trust to the holders of Units may be more or less than the price being offered by the Purchaser. In addition, there are no recent purchases or sales of Units that could indicate a fair market price for the Units. The Purchasers have noted in their Offer that they are motivated to establish the lowest offer price that might be acceptable to Unit holders.
     •  There is no active trading market in Units and the Trust is not allowed to redeem or otherwise purchase Units from Unit holders. Accordingly, holders of Units have few, if any, opportunities to monetize their Units. The Offer, whether or not the offer price is fair, represents an opportunity for Unit holders to exit from an otherwise highly illiquid investment.
     •  The Purchasers are seeking to acquire up to 20% of the outstanding Units of the Trust. If the Purchasers are successful in acquiring this number of Units, they would collectively own the largest block of Units and, as a result, may have a substantial affect on the outcome of Trust decisions for which Unit holder consent is required.

     We urge each Unit holder to carefully consider the foregoing along with all the information provided by the Purchasers before tendering his or her Units. You should make your own decision as to whether or not to tender or refrain from tendering your Units in light of your unique circumstances, including your investment objectives, financial circumstances, tolerance for risk, need for liquidity and views as to the Trust’s prospects and outlook. Under any circumstances, you should be aware that a sale of your Units in the Trusts may have tax consequences that could be adverse. Please consult with your tax advisor about the impact of a sale of Units.
     If you would like to discuss the Trust and your interest in the Trust in greater detail, please contact me at (402) 348-6000 or write to me at 1700 Farnam Street, Omaha, NE 68102. Please be advised that the information contained in this letter reflects the extent of our advice with respect to the offer.
Sincerely,
Susan K. Rosburg, Trust Officer